Exhibit 99.1

Ten-League International Holdings Limited Announces Fiscal Year 2025 Guidance

SINGAPORE, February 24, 2026 (GLOBE NEWSWIRE) – Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, is pleased to announce the following financial guidance for Fiscal Year 2025. Fiscal Year 2025 refers to the 12-month period beginning on January 1, 2025, and ending on December 31, 2025.

●	Net revenue is expected to be in the range of S$75.0 million (US$58.3 million) to S$76.0 million (US$59.1 million), representing an increase in the range of S$16.5 million (US$15.5 million) to S$17.5 million (US$16.3 million) or 28.2% to 29.9%, as compared to net revenue for the previous 12-month period.

●	Net income is expected to be in the range of S$5.0 million (US$3.9 million) to S$5.5 million (US$4.3 million), representing an increase in the range of S$3.1 million (US$2.5 million) to S$3.6 million (US$2.9 million) or 165.4% to 191.9%, as compared to net income for the previous 12-month period.

●	Net income per share is expected to be in the range of US$0.14 to US$0.15 per share, representing an increase in the range of US$0.09 to US$0.10 or 174.3% to 201.7%, as compared to net income per share for the previous 12-month period.

Mr. Jison Lim, Chief Executive Officer and Chairman of Ten-League, commented, “Fiscal Year 2025 represents a year of strong execution as we continue to support major infrastructure projects in Singapore. Demand for our products and services remained robust in Fiscal Year 2025 due to the commencement of the Changi Airport Terminal 5 construction works. The partial handover of this notable project contributed to our revenue growth and profitability, resulting in stronger financial results compared to the previous year. As we further strengthen our role as a trusted equipment and solutions provider to national infrastructure developments, we remain focused on operational excellence and delivering sustainable value to our customers and shareholders.”

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Notes to Guidance

All guidance set forth in this press release is guidance as to our anticipated results. Our results may differ from this guidance and will depend upon factors affecting performance for the balance of Fiscal 2025. These numbers should not be relied upon, and our final numbers will be announced subsequent to our 2025 audit and will be reported in our Form 20-F for the fiscal year ending December 31, 2025, which will be filed with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2026.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com